Filed by WorldCom, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                               Subject Company:  WorldCom, Inc.
                                                   Commission File No. 0-11258
                                                              November 2, 2000









                    THE FOLLOWING IS AN ANALYST PRESENTATION
                       THAT TOOK PLACE IN NEW YORK CITY ON
                               NOVEMBER 1, 2000

                               [WORLDCOM LOGO]

                                Scott Hamilton

                                Vice President
                              Investor Relations

FORWARD LOOKING STATEMENTS

     The following presentations are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning future operating performance, share of new and existing markets, and revenue and earnings growth rates. Such forward-looking statements, which are not a guarantee of performance, are subject to a number of uncertainties and other factors, that could cause actual results to differ materially from such statements, including vigorous competition; the ability to establish a significant market presence in new geographic service markets, and the success and market acceptance of new products and services. For a more detailed description of the factors that could cause such a difference, please see WorldCom, Inc.'s filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                                               [WORLDCOM LOGO]

CAUTIONARY STATEMENTS

     We urge investors and security holders to read Form S-4, including the prospectus and proxy statement, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of WorldCom, Inc. stock may also obtain each of these documents (when they become available) for free by directing your request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

                                                              [WORLDCOM LOGO]

CAUTIONARY STATEMENTS

     WorldCom, Inc. and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of shareholders to adopt the proposals which will be set forth in the proxy statement contained in WorldCom Inc.'s Registration Statement on Form S-4. The participants in this solicitation may include the directors and executive officers of WorldCom, Inc., who may have an interest in the transaction including as a result of holding shares of common stock and/or options to acquire the same. A detailed list of the names and interests of WorldCom Inc.'s directors and executive officers is contained in the Company's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet Website at http://www.sec.gov.

                                                              [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                               Bernard J. Ebbers

                               President & CEO

WHY WE ARE HERE

     Discuss the Formation of Two Operating Companies
     Give Our Best Look at the Fourth Quarter and 2001

                                                              [WORLDCOM LOGO]

                                WORLDCOM, INC.


           MCI                                        WorldCom

        Consumer                                        Data
     Dial-Up Internet                             Dedicated Internet
        Wholesale                                   International
          Paging                                     generation d
     Alternate Channels                             Business Voice
       Focus:  Cash                                 Focus:  Growth

                                                              [WORLDCOM LOGO]

WHY TRACKING STOCK?

          Time to close                       Seamless to Customers

               [up/down arrow]                [up/down arrow]

Tracking Stock Structure

          [up/down arrow]         [up/down arrow]      [up/down arrow]

   Financial Flexibility     Retain Scale Advantage      Regulatory Certainty



                                                               [WORLDCOM LOGO]

SEPARATION BENEFITS

          Clarity         --   Predictability
               -                     -
          Shareholder          Focused
          Value           --   Management

                                                              [WORLDCOM LOGO]

KEY OPERATING STRATEGIES REMAIN THE SAME

Aggressive Build-Out of Data Services      Leadership in Internet Transport

           [up/down arrow]                         [up/down arrow]

Protect Consumer                                         Forefront of IP
                                                         Implementation
Market Share [left/right arrow]   Key Strategies [left/right arrow]

             [up/down arrow]                    [up/down arrow]

             Global Expansion                   Attack New Markets



                                                              [WORLDCOM LOGO]

MCI
NASDAQ : MCIT

Consumer/Mass Markets     [Graphic]
Wholesale Services        [Graphic]
Dial-Up Internet Services      [Graphic]
Paging
Prepaid Card
                          Optimize Long-Term Cash Flow

                                                              [WORLDCOM LOGO]

MCI
100 Percent Stock Dividend
    - 1 Share of MCI for Each 25 Shares of WCOM

Tax-Free Distribution
$ 300 Million Annual Dividends Payable in June & December

                                                              [WORLDCOM LOGO]

MCI REVENUE MIX

                                  3Q00 Data

Paging                                            3%
Alternative Channels                             13%
Dial Internet                                    10%
Wholesale                                        20%
Mass Markets/Consumer                            54%

                                                               [WORLDCOM LOGO]

MCI FINANCIALS

                                           2001 Estimated
                                           --------------


Revenue                                    $15.2B
EBITDA                                      $3.2B
Cash Flow*                                  $2.0B

*EBITDA Less Interest Expense & Taxes

                                                              [WORLDCOM LOGO]

MCI FINANCIALS


                                            2001 Estimated
                                            --------------


Cash Flow                                   $  2.0B
Dividend                                    $   .3B
CapEx                                       $   .5B
Cash Available for Annual Debt Repayment    $  1.2B

*EBITDA Less Interest Expense & Taxes

                                                              [WORLDCOM LOGO]

[WORLDCOM LOGO]
NASDAQ: WCOM

    Data
    Dedicated Internet
    Hosting
    generation d Products
    Wireless
    International
    Business LD Voice
    Business Local Voice
    [Graphics]     Globe
    An Enterprise Focused Growth Stock

                                                               [WORLDCOM LOGO]

WORLDCOM REVENUE MIX
3Q 2000

International                            27%
Dedicated Internet                       11%
Voice                                    30%
Data                                     32%

[Graphic:  Pie Chart]


                                                               [WORLDCOM LOGO]

WORLDCOM REVENUE MIX
ESTIMATED FULL YEAR 2001

International                            28%
Internet                                 13%
Voice                                    26%
Data                                     33%

[Graphic:  Pie Chart]

                                                               [WORLDCOM LOGO]

WORLDCOM REVENUE MIX
ESTIMATED FULL YEAR 2004

International                            28%
Internet                                 24%
Voice                                    11%
Data                                     37%

[Graphic:  Pie Chart]

                                                               [WORLDCOM LOGO]

OUR "MAJORS" STRATEGY

     To Excel in High End, High Growth Areas
        Continue Leadership in Data, Internet & International

        Global VPN

        Web Hosting & Related Services

        Web Customer Service Centers


                                                              [WORLDCOM LOGO]

TIMELINE

     S-4 Registration Statement               Filed by Year End

     Special Shareholder Meeting              First Half of 2001

     Regulatory Reviews                       None Expected

     Stock Distribution                       First Half of 2001


                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]


                                Scott Sullivan

                            Chief Financial Officer

                                [WORLDCOM LOGO]

   Today's Announcement Will Positively Change the Economic Behavior of Two
                               Distinct Businesses

TRACKING HIGHLIGHTS

Name                WorldCom - Digital Company
                    MCI - Consumer / Long Distance Company

Exchange Ratio      One MCI Share for Every 25 WorldCom Shares Held

Method of           Effectively a 100% Stock Dividend
Distribution        Tax-Free to Shareholders

Governance          WorldCom, Inc. Board of Directors to Govern Affairs
                    of Both Stocks


                                                              [WORLDCOM LOGO]

FINANCIAL ALLOCATION

Fixed Assets                   MCI - US LD Switches, Call Centers & Dial
                               Modems WorldCom -  Domestic & International
                               Metro & Long Haul Fiber Networks, UUNET
                               All Debt Held at WorldCom, Inc. Level
Debt                           Interest Allocated to Tracking Units Based
                               on Credit Profiles
                               $6 Billion to MCI at 8.50%
                               $17 Billion to WorldCom

Inter-Group Borrowings         Intergroup Borrowings at Market-Based Spreads

                                                               [WORLDCOM LOGO]

SHAREHOLDER RIGHTS

Dividends                 MCI Annual Dividends of $300 Million
                          No Dividend Anticipated for WorldCom

Voting                    Group Percentage Voting Based On Market
                          Capitalization

Conversion                MCI Can Be Converted at a Premium During
                          First 3 Years

Redemption                Redeemable for Subsidiary Common Stock at
                          Option of Board of Directors

Rights
On Sale                   Distribution in an Amount Equal to Net
                          Proceeds Conversion at a Premium


                                                               [WORLDCOM LOGO]

SIZING OF THE BUSINESS

                        2000E Revenues

WCOM                                             $23.0B
MCI                                              $16.5B

[Graphic:  Pie Chart]


                        2000E EBITDA

WCOM                                              $9.5B
MCI                                               $4.5B

[Graphic:  Pie Chart]


Based on Estimated 2000 Results

                                                               [WORLDCOM LOGO]

INTER-GROUP RELATIONSHIPS
CLEAR & SIMPLE

         Shared Network Infrastructure
         Shared Corporate Overhead
         Tax Sharing / Benefit of Consolidation
         Transfer Pricing
         Consolidated Corporate Credit Rating

                                                              [WORLDCOM LOGO]

MCI - FOCUS ON CASH

    Strong Cash Generation:
       Pay Dividends

       Pay Down Allocated Debt

       Minimal Reinvestment Required

       Share Repurchase as Appropriate

    Changed Behavior - Revenue Growth
       Doesn't Drive Economic Value

                                                               [WORLDCOM LOGO]

MCI HIGHLIGHTS

                         1999               2000E                  2001E

Revenue              $   16.2B            $  16.5B              $  15.2B

EBITDA                    4.7B                4.5B                  3.2B

Capex                     N/A                  N/A               $  500M



                             Substantial Debt Repayment
                                $300 Million Dividend

                                                              [WORLDCOM LOGO]

MCI HIGHLIGHTS
CREDIT RATIOS

                               1999           2000E                2001E

EBITDA/Interest Expense         9.4X            9.0X                7.0X
Total Debt/EBITDA               1.3X            1.3X                1.6X


Total Debt                   $  6.0B         $  6.0B            $   5.0B

                       Investment Grade Profile Provides for
                        Long Term Dividend Pay-Out Ability

                                                               [WORLDCOM LOGO]

WORLDCOM HIGHLIGHTS

                        1999               2000E             2001E

Revenue            $  19.2 B             $ 23.0 B          $ 25.7 - $26.4 B

EBITDA                 7.6 B                9.5 B             $9.0 - $9.4 B

Margin                 39.5%                41.3%                 34% - 36%

Cash EPS            $   1.14           $     1.48             $1.25 - $1.35

                        Focusing on Long-Term Top Line Growth
                               with Reasonable Margins


                                                               [WORLDCOM LOGO]

WORLDCOM HIGHLIGHTS
CREDIT RATIOS

                                  1999                2000E

EBITDA / Interest Expense          10x                  11x

Total Debt / EBITDA               1.6x                 1.8x


Total Debt                    $   12.1 B             $ 17.0 B

                     Strong Investment Grade Profile Provides
                       Flexibility for Investment in Growth


                                                               [WORLDCOM LOGO]

WORLDCOM GUIDANCE

                                2001E                    '01 - '05 CAGR
                                Target

Revenue                    $ 25.7 - $26.4 B                 14% - 16%

                               12% - 15%

EBITDA                    $    9.0 - $9.4 B                 15% - 17%

Cash EPS                  $    1.25 - $1.35                 16% - 18%

Capex                             ~$8.0B

                                                               [WORLDCOM LOGO]

2001 CASH EARNINGS GUIDANCE


                                                          Cash EPS

WorldCom (per WCOM share)                              $1.25 - $1.35

MCI (per WCOM share)                                   $0.25 - $0.30

                                                      $1.55 -  $1.65


First Call 2001E Cash EPS                                  $2.40

                                                               [WORLDCOM LOGO]

COMPONENTS OF CASH EPS GUIDANCE


                                              4Q 00              2001

Previous WorldCom, Inc. Estimate             $ 0.58            $ 2.60

Intermedia / Digex Impact                                       (0.20)
                                             ------            ------
                                             $ 0.58            $ 2.40
WorldCom
Investment for Growth                         (0.10)            (0.35)
FX Effect                                     (0.02)            (0.05)
Global & Major Accounts Pricing               (0.04)            (0.10)
                                             ------            ------
                                             ------            ------

MCI                                           (0.16)            (0.50)
Consumer & Wholesale Pricing                  (0.06)            (0.22)
Dial-Up Internet Traffic Mix                  (0.02)            (0.08)
                                             ------            ------
                                              (0.08)            (0.30)
                                             ------            ------


Midpoint of WorldCom Inc. Guidance       $0.34 to $0.35        $ 1.60
                                         ==============        ======

                                                              [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                 John Sidgmore


                                 Vice-Chairman

THE INTERNET -

                               What has changed?

Not Growth Potential
Not Our Desire to Build on Our Leadership Position


                                                               [WORLDCOM LOGO]

LESSONS

      Internet Growth Continues
      A Few in Each Space Will Succeed

                                Success Factors

      Capital Access
      Credibility
      Speed to Market
      A Real Business Model

                                                               [WORLDCOM LOGO]

THE INTERNET - - -

                        The Internet Changes Everything
                            Because It Offers - - -

Dramatic Change in Cost Structure
The Potential for Ubiquitous Access to Customers, Suppliers, Employees
                        And It Will Continue to Improve
                     Faster Than Other Alternatives - - -


                                                               [WORLDCOM LOGO]

E-COMMERCE MARKET SIZE

O Business-to-Consumer
O Business-to-Business

  1998          1999           2000         2001       2002          2003

$43 Billion $109 Billion $251 Billion $499 Billion $843 Billion $1.3 Trillion




                       Source:  Forrester Research Inc.

                                                               [WORLDCOM LOGO]

E-COMMERCE:
Are You Really Ready?

          [Graphic - Circle representing Web Accounts] 2001 Estimate

Web Account for Less Than 5% of All Orders

                                                               [WORLDCOM LOGO]

E-COMMERCE:
Are You Really Ready?

               [Graphic - Circle representing Web Accounts] 2004 Estimate

Web Accounts 65% of All Orders


                       Source:  Forrester Research Inc.


                                                               [WORLDCOM LOGO]

B2B OPPORTUNITY

Growth of Online B2B Transactions & Associated Savings Through Exchanges

       1998          1999           2000           2001              2002

$43 Billion     $109 Billion     $251 Billion   $499 Billion      $843 Billion


                                 2003
                 B2B Transactions        B2B Savings

               $1.3 - 4.0 Trillion*      $500 Billion**


    [Graphic:  Column chart showing potential growth savings for B2B Online
                                    Transactions]

     * Forrester Research; Gartner Group
     ** Giga Information Group

                                                               [WORLDCOM LOGO]

SAVINGS FOR WEB ENABLED

Cost Per Sales Interaction:
                         Direct Call          -    $277
                         Tradeshow            -     $62
                         Telemarketing        -     $31
                          Internet            -      $1

Cost Per Customer Service Interaction
                          In Person           -  $10.00
                         Call Center          -   $7.50
                         Voice Response  -        $2.45
                          Internet            -   $0.18

Order Processing Cost
                          Paper-Based         -   $8-25
                          Internet            - $0.30-1.00

[Graphic - column chart showing cost comparisons of using the Internet versus other means of communication available]

SOURCE:  EStats; Business Week                                 [WORLDCOM LOGO]

INTERNET MARKETING
& E-COMMERCE

         The Internet Allows:
             -  A Level Playing Field

             -  Much Lower Marketing/Customer Acquisition Costs

             -  Dramatically Lower Advertising Costs

             -  Real-Time Knowledge, Analysis of Customer Habits

                                                               [WORLDCOM LOGO]

WHAT WILL HAPPEN DURING THE NEXT 24-36 MONTHS?

Broadband Brings More Internet
            -  Video Explosion

Wireless Data & Devices Grow
Voice
             - Browsers
             - Recognition, Activation

                                [Two Photographs]

                                                               [WORLDCOM LOGO]

BROADBAND ACCESS

Near Term Benefits
Provides Faster Downloads - Reduced Frustration
"Always On" Feature Provides More Natural Interaction
                      [Photograph of light bulb]

                                                               [WORLDCOM LOGO]

BROADBAND:
THE KEY TO THE PROMISE

                   Video Conferencing              Multimedia Applications


                       Telecommuting          Telemedicine


                                  Distance Learning

                                                               [WORLDCOM LOGO]

NEW DEMAND DRIVERS

New Users
International
e-Commerce for Business
Broadband for Business
Wireless Data for Business
       -  Computer to Computer

Boring Corporate Applications

                                                               [WORLDCOM LOGO]

WIRELESS COMPUTING

        Not Just Gadgets & Phones
        Real Business Applications
        Cars With Wireless IP Interfaces
        Remote Automatic Order Entry
        "Coke Machines"
                  Cost Structure Efficiencies

                  Better Customer Service


                                                               [WORLDCOM LOGO]

SUMMARY

       The Internet Still Offers Explosive Growth -- BUT It Has Changed
       Real Business Applications From Traditional Companies Will Drive Growth
              - e-Commerce to Drive Cost Structure Efficiencies

              - Wireless Data for Business

              -  Video Applications

       Real Companies With Real Business Models Will Be Differentiated WorldCom Sees the Internet/Digital World As More Central Than Ever As More Traditional Business Applications Become Central to Internet Growth--
       We Must Change to Attack This Market With More Resources & More
       Horsepower

                                                               [WORLDCOM LOGO]

                          "Would You Stop Breathing?
                      You've Got to Feel the Internet the
                         Way You Do About Breathing."

                                            --JACK WELCH, CEO GENERAL ELECTRIC


                                                               [WORLDCOM LOGO]

TWO INDUSTRIAL EXPLOSIONS

       Motorized
   Transportation Era
       1910 -1925


                                [Graphic - Photographs]


       Internet
   Communications Era
       1995-2010


                                                               [WORLDCOM LOGO]

                                 BRIAN BREWER

                             Senior Vice President
                                   Marketing

KEY MARKETING PRIORITIES

   Sync-Up Marketing, Product Strategy, and Positioning Between Business Units Put Initiatives in Place That Will Fuel Revenue Growth Tomorrow(2001 and Beyond)Shift Product Strategy from "Broad and Shallow" to "Narrow and
   Deep" Drive External and Internal Change in Perception


                                                               [WORLDCOM LOGO]

THREE SOURCES OF GROWTH


                 Acquisition                         Geography



                                  Products

[Graphic:  Pie Chart]

                                                               [WORLDCOM LOGO]

TO CAPITALIZE ON OUR STRENGTHS & TO LEVERAGE OPPORTUNITIES

       Continue Our Focus on Data Services


                                                               [WORLDCOM LOGO]

TRADITIONAL DATA STILL PROVIDES GREAT OPPORTUNITIES

    Huge Volume Base to Grow 22% in 2000
    $66B in 2003*


     (B)  $70
          $60  [Chart detailing projected growth]
          $50
          $40
          $30
          $20
          $10  Frame, ATM, PL, Packet
          $0

     '98, '99, '00, '01, '02, '03

     *Source:  Dataquest

                                                               [WORLDCOM LOGO]

TO CAPITALIZE ON OUR STRENGTHS & TO LEVERAGE OPPORTUNITIES

   Continue Our Focus on Data Services

   Expand Our Leadership Role in Internet Transport & Related Services for an IP-Centric World

                                                               [WORLDCOM LOGO]

IP CONNECTIVITY PROVIDES GREAT OPPORTUNITIES

           Domestic Internet Industry Revenues ($ Billions)

                             [Graphic - Chart]

Source:  Probe Research

                                                               [WORLDCOM LOGO]

TO CAPITALIZE ON OUR STRENGTHS & TO LEVERAGE OPPORTUNITIES

-    Continue Our Focus on Data Services

- Expand Our Leadership Role in Internet Transport & Related Services for an IP-Centric World

-    Declare Our Majors & Excel in These Selected High-Growth Areas

                                                               [WORLDCOM LOGO]

JUST WHAT IS A MAJOR?

     Industry Leadership in a Product or Service

         -  Cisco in Routers

         -  Oracle in Internet DB

         -  Compaq & Sun in Servers

         -  Microsoft in Desktop O/S & Applications

                                                               [WORLDCOM LOGO]

CRITERIA FOR DEFINING OUR MAJORS

     Strategic Importance to Our Customers

     Opportunity Size Potential

        - Multi-Billion-Dollar Global Opportunity in 3 Years

        - Growth Potential

     WCOM Share Potential

        - Ability to Claim the #1 or #2 Share

     Synergies/Complementary Fit

        - Leverages Existing Assets & Strengths

                                                               [WORLDCOM LOGO]

WORLDCOM'S MAJORS

     Global Internet Virtual Private Networks

     Web Hosting & Related Services

     Web Customer Service Centers

                                                               [WORLDCOM LOGO]

VPN -
VIRTUAL PRIVATE NETWORKS

     The Illusion of a Dedicated Private Network, Complete With Functionality & Flexibility, at a Lower Cost

     VPNs Are Software-Defined While Actual Private Networks Are
     Hardware Based

       - Better Network Control & Service Quality by Processing Traffic Entirely on One Network

       -   Virtually Uninterrupted Service

       -    Consistent Global Features

                                                               [WORLDCOM LOGO]

A TYPICAL VPN


     [Graphic detailing correlation between: Firewall, Analog, Remote Users, ISDN, UNET, IP Infrastructure, Uusecure VPN CPE, Corporate LANS, Extranet applications Customer, partners

                                                               [WORLDCOM LOGO]

WHAT GLOBAL VPNS
MEAN TO WORLDCOM

     Opportunity

             - $1.3B by YE'00, Growing to $6.1B by 2004

     Growth

             - 47% Average Annual Growth Projected

     Synergies/Complementary Fit

             - Necessary to Complement Private Frame/ATM
               Capabilities, Synergistic With Other Majors


                                                               [WORLDCOM LOGO]

WCOM LEADS THE TRANSITION
FROM PRIVATE TO PUBLIC, MAINTAINING SECURITY & RELIABILITY

     [Graphic detailing correlation between: FR/ATM, Gateway Services, Private IP, Public IP, Frame, ATM, Relay, MPLS, IP VPN, Public, IP Service, FR & ATM, Access]

<Legacy Carriers>                                         <New Entrants>
                     <WorldCom Covers the Full Range>


                                                               [WORLDCOM LOGO]

HOSTING IS KEY
TO OUR CUSTOMERS

      Web-Based Applications Are Essential
      to Sales, Support, & Infrastructure

      Access Required 24 Hours/Day,
      7 Days/Week

Hosting Keeps the Applications Available So Businesses Can Run


                                                               [WORLDCOM LOGO]

WORLD CLASS HOSTING PARTNERSHIP ENABLING ENTERPRISE SOLUTIONS

          HOSTING                              DIGEX

          Custom
                                          [Up/down arrows]
          Managed

       Dedicated/Shares

        Co-Location

     Digex Boosts Our Position in Managed Hosting by 12 to 18 Months


                                                               [WORLDCOM LOGO]

WE WILL LEVERAGE OUR NETWORK & "PUSH" THE BOUNDARIES OUTWARD- - -

          Previously

   [Graphic detailing correlation between:  Frame/ATM, Private IP, Public IP]


               Router

                                                               [WORLDCOM LOGO]

WE WILL LEVERAGE OUR NETWORK & "PUSH" THE BOUNDARIES OUTWARD- - -


               Previously                             Now

          [Graphic detailing correlation between:

          Frame/ATM, Private IP, Public IP, Managed Hosting, Colocation]


               Router

                                                               [WORLDCOM LOGO]

WE WILL LEVERAGE OUR NETWORK & "PUSH" THE BOUNDARIES OUTWARD- - -


          Previously                Now                 Soon

          [Graphic detailing correlation between:

      Frame/ATM, Private IP, Public, IP, Managed Hosting,Content Storage & Caching, Colocation]

               Router

                                                               [WORLDCOM LOGO]

WHAT HOSTING MEANS TO WCOM

Opportunity

       -  $2.8B by YE'00, Growing to $14.6B by 2004

Growth

       -  51% Average Annual Growth Projected

Synergies/Complementary Fit

       -  Leverages Existing Base, IP Capabilities

       -  Synergistic With Other Majors


                                                               [WORLDCOM LOGO]

JUST WHAT IS A WEB CENTER?

                    Enterprise Applications & Data Sources

     Email     [right arrow]
     Chat
     Web

     Voice     [right arrow]
   Wireless                 "Virtual"      [Graphic]
                             Call
     PDA  [right arrow]      Center


     FAX

                          [Graphic]

                                                               [WORLDCOM LOGO]

WHAT WEB CENTERS
MEAN TO WORLDCOM

      Opportunity

         -  $20M by YE'00, Growing to $1.7B by 2004

Growth

         -  204% Average Annual Growth Projected

Synergies/complementary Fit

         -  Leverages Strength in 800/call Centers

         Euro/Asia Trail

         -  Synergistic With Other Majors


                                                               [WORLDCOM LOGO]

BEING REALISTIC ABOUT WHAT IT TAKES TO GET THERE

     Two to Four Quarter Lead-Time

          -  Launch & Train in Q4 '00

          -  Build Momentum and Continue Training Q1-Q2 '01

          -  Meaningful Results Q3 '01

          -  Solid, Sustained Growth Q4 '01

Investment

          -  People & Training

          -  Systems

          -  Marketing



                                                               [WORLDCOM LOGO]

OTHER SHORT TERM ACTIONS

     Slow Rate Erosion

     Demonstrate Leadership in Pricing

          -  Set-Up Fees

          -  "Floors" on Pricing & T/Cs for
             High-Capacity Special Access Builds


                                                               [WORLDCOM LOGO]

CONTINUE TO DRIVE A CHANGE IN PERCEPTION - GENERATION D

     "E" Is Strategic & on the Mind of Every CEO, CIO, and CFO

     generation d Source Book


                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                 Ron Beaumont

                                President & CEO
                            Operations & Technology

TOPICS

     Network Strategy

     Capital Trends

     Network Highlights

     -  Terabit Transmission

     -  Internet & Web Hosting Growth

     -  Managed VoIP


                                                               [WORLDCOM LOGO]

NETWORK STRATEGY

     Increase Network Capacity & Scale Across All Platforms

     Lower Capital Cost Per Unit

     Increase Global Geographic Coverage

     Enable Value Added Products & Services

          -  Web Hosting

          -  Content Distribution

          -  IP VPN

          -  generation d / e-Commerce



                                                               [WORLDCOM LOGO]

CAPITAL TRENDS

     Narrowband Switching Declining

          -  Rapidly Approaching Maintenance of Existing Base

     Transmission Increasing in Support of

          -  Internet Growth at 4X

          -  Hosting

          -  generation d Products

          -  Unit Cost Declining Dramatically

                            [Graphic - Photographs]


                                                               [WORLDCOM LOGO]

CAPITAL TRENDS

     Data/Internet Platforms

         -  Modest Increase

         - Unit Costs and Capital Utilization Improving Significantly with Softswitch and MSS

     Software

         - Declining as Generation d Services Provide More Efficient Platforms to Develop Products

                            [Graphic - Photographs]


                                                               [WORLDCOM LOGO]

CAPITAL TRENDS

Hosting

     -  Overall Investment will Decline

     -  Infrastructure Substantially Built in the U.S.

     -  Expand Internationally

     -  Investment Shifting from Infrastructure to Managed Services

                            [Graphic - Photographs]

                                                               [WORLDCOM LOGO]

CAPITAL TREND SUMMARY

     While Transmission Volume Increases, Cost Per Unit Declines

     Softswitch and MSS Lower Cost of Switching and Routing and Improve Transmission Utilization

     Investment is Transitioning to High Growth Areas Such as Hosting and generation d Services and Network to Support Them

                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                             Terabit Transmission

TERABIT TRANSMISSION

     Terabit Capacity Implemented in 4 Phases

          -  High Density Optical Pipes Regenerated Every 400 km

          -  Ultra-Broadband Cross Connects Introduced

          -  Optical Cross Connect Systems Introduced

          -  Ultra-Long Haul Systems Introduced

             Regenerator Spacing Greater Than 1500 km


                                                              [WORLDCOM LOGO]

TODAY - DENSE WDM

                              32 Channels @ 10 GB

[right arrow]    DWDM   [right arrow]   [left arrow]     DWDM   [right arrow]
  City A                                                            City B


                                 400 km REGEN


                                                               [WORLDCOM LOGO]

                           PHASE I - HYPER-DENSE WDM

                                   Vendor A

                              160 Channels @10 GB

                           [Graphic detailing DWDMs]

City A                                                            City B
                                 400 km REGEN

                                   Vendor B
                             176 Channels @ 10 GB


                                                               [WORLDCOM LOGO]

PHASE II - ULTRA-BROADBAND CROSS CONNECT

                              160 Channels @10 GB

               City A                            City B

[Graphic detailing Correlation between: [Graphic detailing Correlation between:
OC192, OC48, OC12, OC3, UBB, DWDMs]      OC192, OC48, OC12, OC3, UBB, DWDMs]


                                         176 Channels @ 10.GB

                                                               [WORLDCOM LOGO]

PHASE III - OPTICAL CROSS CONNECT SYSTEM

                              160 Channels @10 GB
City A                                                            City B

                                 400 km REGEN

          [Graphic detailing correlation between:  OCCSs and DWDMs]

                             176 Channels @ 10 GB

                                                               [WORLDCOM LOGO]

PHASE IV - ULTRA-LONG HAUL SYSTEM

                              160 Channels @10 GB
City A                                                            City B

          [Graphic detailing correlationb between:  OCCS, and DWDMs]

                                @ 1500 km REGEN

                             176 Channels @ 10 GB


                                                               [WORLDCOM LOGO]

OPTICAL TECHNOLOGY IMPACT TO FIBER CAPACITY

                            Capacity Per Fiber Pair

     12

     10

      8

      6                   [Graphic - Chart detailing increase]

      4

      2

     .0
        '95  '96  '97  '98   '99  '00  '01  '02  '03  '04  '05



                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

INTERNET & WEB HOSTING GROWTH

INTERNET COVERAGE 2000

                         [GRAPHIC OF WORLD MAP]


                                                              [WORLDCOM LOGO]

INTERNET COVERAGE 2001

                            [GRAPHIC OF WORLD MAP]


                                                              [WORLDCOM LOGO]

WORLDCOM HOSTING - TODAY

     47 Web Hosting Sites

     350,000 Ft2 Floor Space

                            [GRAPHIC OF WORLD MAP]

                                                               [WORLDCOM LOGO]

WORLDCOM HOSTING - 2Q01

     Investing $1.2B

     By 2Q01: 82 Sites & 2.0M Ft[squared]   Floor Space

                            [GRAPHIC OF WORLD MAP]

                                                               [WORLDCOM LOGO]

HOSTING

     Collocation

     -  Customers Own Their Equipment

     -   Cages Dedicated to a Customer

     -   WorldCom Provides

         A Secure Environment

         Smart Hands Onsite

     -   Geography Dependent


                         (GRAPHIC THREE PHOTOGRAPHS)


                                                              [WORLDCOM LOGO]

HOSTING

     Managed Hosting

     -    WorldCom Provides

       All Equipment

       Proactive Monitoring

       24 X 7 Customer Support

       Guaranteed SLAs

       Network Security

     -   Geography Independent

          Managed Hosting Has 8X Revenue Opportunity of Co-Location

                          (GRAPHIC THREE PHOTOGRAPHS)


                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                 MANAGED VoIP

TODAY

Customer Site                  WorldCom Network                Customer Site
-------------                  ----------------                -------------


                                Switch Network

                    [Graphic detailing correlation between
                           VNET, PBX, Enterprise LAN]

                                Enterprise WAN

                                Voice        IP


                                                               [WORLDCOM LOGO]

PHASE ONE - 2Q00 MANAGED VOIP FOR ENTERPRISE WANS

Customer Site                  WorldCom Network                 Customer Site
-------------                  ----------------                 -------------

                                Switch Network

                    [Graphic detailing correlation between
                 VNET, PBX, Enterprise LAN, Enterprise Gateway]

                                Enterprise WAN
                                Voice        IP

                                                               [WORLDCOM LOGO]

PHASE TWO - 3Q00 CALL ROUTING SERVICES

Customer Site                  WorldCom Network                  Customer Site
-------------                  ----------------                  -------------

                    [Graphic detailing correlation between
  VNET, PBX, Enterprise LAN, Enterprise Gateway, Switch Network, DAP, Dialing
                 Plans, SIP Server, IP Network, Enterprise WAN]


                                Voice        IP


                                                               [WORLDCOM LOGO]

PHASE THREE - 4Q00 ON-NET TO
OFF-NET (NETWORK GATEWAYS)

Customer Site                  WorldCom Network                  Customer Site
-------------                  ----------------                  -------------


                    [Graphic detailing correlation between
     VNET, PBX, Enterprise LAN, Enterprise Gateway, Switch Network, Network
       Gateway, DAP, Dialing Plan, SIP Server, IP Network, Enterprise WAN]


                              Voice        IP

                                                               [WORLDCOM LOGO]

PHASE FOUR - 1Q01 ENHANCED FEATURES & IP PHONES

Customer Site                  WorldCom Network                 Customer Site
-------------                  ----------------                 -------------


                    [Graphic detailing correlation between]
     VNET, PBX, Enterprise LAN, Enterprise Gateway, Switch Network, Feature
       Servers, Network Gateway, DAP, Dialing Plan, SIP Server, SIP Phone,
                         IP Network, Enterprise WAN]


                              Voice        IP

                                                               [WORLDCOM LOGO]

SUMMARY

     Network Capital Shifting to Support High-Growth Value Added generation d Products

     Network Growth Plan is Cost Effective & Will Scale to Meet Expected
     Growth

     Internet Backbone Is Increasing in Scale & Reach

     Capital Investment for Web Hosting is Shifting from Infrastructure to Managed Services

     WorldCom Network Is Second to None in Quality & Cost Efficiency


                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                 Bob Hartnett

                                   President
                                 Global Sales

                                [WORLDCOM LOGO]

                                Sales Channels

                             Strategies for Growth

SALES APPROACH

     Adapt to Acquisitions, Products, & Geographies

     Position Sales Teams for Success in Each Channel

     [Graphic with: Global, Corporate, International Corporate, US SMEs, International SMEs]


                                                               [WORLDCOM LOGO]

US SME & CORPORATE ACCOUNTS:
LEADING THE INDUSTRY

     1,800 Reps

     Territory-Based for SMEs

     Specialized Account Teams for Larger US-Based Enterprises

     Full Product Range

          -  Focus on Data & Internet

          -  More Advanced Services As Opportunity Grows

     Sales Force Automation


                                                               [WORLDCOM LOGO]

GLOBAL ACCOUNTS:
LEADING THE INDUSTRY

     1,000 Multinational Accounts

     850+ Sales Reps Worldwide

     Coordinated Account Teams Worldwide

     Providing All Products & Services, Including Customized Managed Services

     Increased European & Asia/Pacific Quota Bearing Reps 4X in 2000

     Sales Force Automation


                                                               [WORLDCOM LOGO]

UUNET:
LEADING THE INDUSTRY

     Global IP Leader

     2,500 Points of Presence

     Operating on 5 Continents

     1,000 Specialized Internet & Hosting Reps Worldwide


                                                               [WORLDCOM LOGO]

A UNIFIED SALES APPROACH

     Combines Extensive Resources & Expertise

     Accelerates Growth of IP Solutions for Entire Customer Base

     Fully Leverages WorldCom's Assets

     Combines Strengths in Data, Internet & International

     Speeds Transition to generation d Solutions


                                                               [WORLDCOM LOGO]

CORE PRODUCTS

     Data & Internet

          -  Frame Relay

          -  ATM

          -  Private Line

          -  Internet

     Managed Services

          -  $1 Billion in Current Revenue

          -  Expanding Asia Pacific & European Presence


                                                               [WORLDCOM LOGO]

KEY INITIATIVES

     Product Majors

        -  150 Hosting Sales Experts

        -  350 VPN Sales Experts

        -  Leveraging Call Center Expertise for Web Centers


                                                               [WORLDCOM LOGO]

GENERATION D TRAINING

     76,000 Web-Based Sessions Completed By End of Year

          Migrating from Private to Public Networks

          Routing Protocols

          Security Concepts

          IP-VPNs


                                                               [WORLDCOM LOGO]

GLOBAL EXPANSION

     Network Expansion Creates Opportunities

     Correspondent Services Combine with Facilities for 200+ Countries

     Lead with IP & Grow with Data

          -  Rest of Europe, Latin America, Asia

                             [GRAPHIC - WORLD MAP]


                                                               [WORLDCOM LOGO]

SALES APPROACH

     Aligned in Customer-Centric Sales Channels

     Focused on Data, Internet & International

     Investing in High-Growth Initiatives


                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                  Liam Strong

                                   President
                                 International

WORLDCOM'S INTERNATIONAL BUSINESS

                             [GRAPHIC - WORLD MAP]


                                                               [WORLDCOM LOGO]

WORLDCOM EUROPEAN PHASE I STRATEGY 1998-2000

     Build Wholly Owned Broadband Assets

     Build Pan-European Sales Force

     Build Customer Base with 'End to End' Services

          -  Direct/Indirect Voice

          -  Dedicated Leased Lines

          -  Internet

          -  International Frame Relay / ATM

                          Phase I Delivered on Schedule


                                                               [WORLDCOM LOGO]

EUROPEAN NETWORK BUILD: CURRENT STATUS


                             [GRAPHIC - WORLD MAP]


                     50 Switches, 38 Frame & 22 ATM Notes



                                                               [WORLDCOM LOGO]

EUROPEAN COMMERCIAL DEVELOPMENT


                                      End 1999                End Q4 2000

Sales Force                              627                      845

Connect Buildings                      9,891                   14,938

Accounts                             110,000                  150,000


                                                               [WORLDCOM LOGO]

SMALL BUSINESS SECTOR

     Definition: Less Than 100 Employees

     Represents 70% of European Business Telecoms Market

     450 Sales People in Europe

                      Small Business Sector Is Essential
                             for Continued Growth



                                                               [WORLDCOM LOGO]

WORLDCOM EUROPE PHASE II STRATEGY 2001-2003

     Continued Sales Focus on Data & Internet

     Launch the "Majors" in product set for the Corporate Market

     Continue to expand in the Small Business Market

     Move to Pan European Organisation : Customer Focus / Scalability


                                                               [WORLDCOM LOGO]

PRODUCT LAUNCH SCHEDULE EUROPE, 2001

     Enhanced Voice

     -  Advance Toll Free

     -   Carrier Pre-Select

     -   Number Portability

     Hosting                   Q1-Q3 Roll-Out

     IP-VPN Development        Q1 Onwards

     Web Centres               Q3 2001


               WorldCom Will Have Both the Full Set of Standard
             Products and an Advanced Set of High-Growth Products


                                                               [WORLDCOM LOGO]

WORLDCOM EUROPE PHASE II STRATEGY 2001-2003

     Continued Sales Focus on Data & Internet

     Launch the "Majors" in product set for the Corporate Market

     Continue to expand in the Small Business Market

     Move to Pan European Organisation: Customer Focus  / Scalability


                                                               [WORLDCOM LOGO]

INTERNATIONAL'S CHALLENGES

     Hiring & Training Data Capable Staff

     Pricing Pressure on Gross Margin

     Dollars to Sterling & Euro Exchange Rate

     Scalable Systems


                                                               [WORLDCOM LOGO]

ASIAN STRATEGY

     Offer Progressively:

        -  Phase I: Internet Access, International Data, International Voice

        - Phase II: National Voice, Data and Hosting Expand Geographically Behind De-Regulation

     Data Networks and Internet Access the Priority

     Invest in Data Centres to Service the Exploding Internet Sector

     Buy Regional Cable Capacity


                                                               [WORLDCOM LOGO]

ASIAN DEVELOPMENTS
1999-2000

     Operations In 10 Countries

     237 Sales Heads

     Customer Base Doubling Every 14 Weeks

     Cables from US to Japan-China-Australia

                                                US/China
                                                US/Japan
                                                US/Australia

                                                               [WORLDCOM LOGO]

SUMMARY

     Europe:
     Customer Focus & Additional Services

     Asia:
     Focus on Data / IP


                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                 Wayne Huyard

                                   President
                                  Mass Markets

CHARTER

              Generate Cash to Support Dividends and Retire Debt


                                                               [WORLDCOM LOGO]

KEY STRATEGIES

     Maintain Cash Flow With Strong Fiscal Management

     -  Optimizing Resources Across Enterprise Based on Margin

     -  Realizing Operating and Support Costs Synergies

     -  Stabilizing Rates



                                                               [WORLDCOM LOGO]

KEY STRATEGIES

     Maintain Cash Flow With Strong Fiscal Management

     Extend Cash Flow Through Minimum Capital Investment

     -  Improved OSS and Automation for Efficiency

     -  Advanced Platforms for Expanded Product Scope and Customer Care


                                                               [WORLDCOM LOGO]

KEY STRATEGIES

     Maintain Cash Flow With Strong Fiscal Management

     Extend Cash Flow Through Minimum Capital Investment

     Accelerate Debt Repayment With Excess Cash Flow




                                                               [WORLDCOM LOGO]

OPERATING UNITS

     [graphic:  photo]       [graphic:  photo]             [graphic:  photo]
     Mass Markets            Wholesale                     SkyTel

          [graphic:  photo]         [graphic:  photo]
          Internet Dial             Alternate Channels



                                                               [WORLDCOM LOGO]

THE BUSINESSES

                                 3Q00 Revenue

     $2.5

     $2.0

     $1.5                 [Graphic - Chart]

     $1.0

     $0.5

     $0.0
         Mass Markets    Wholesale Internet Dial   Alternate Channels    SkyTel

                   Revenue                     EBITDA



                                                               [WORLDCOM LOGO]

MASS MARKETS:
A STRONG FOUNDATION

     Superior Marketing & Sales Capabilities

     Proven Success in Expanding Margins

     Industry-Leading Results in Long Distance


                                                               [WORLDCOM LOGO]

MASS MARKETS:
STRONG FOUNDATION

          Consumer LD Revenue Share Change 2000 vs 1999

          Graphic detailing share change:

          MCI:  1.2%;

          AT&T:  -3%

          LECs:  .6%

          Sprint:  .2%


InterLATA & IntraLATA


                                                               [WORLDCOM LOGO]

PRIMARY MARKET OPPORTUNITY

Consumer [Graphic - pie chart of $40 B: (Consumer LD) and $35B (Consumer Local)
LD
                                                                      Consumer
                                                                      Local


                             $75 Billion


                                                               [WORLDCOM LOGO]

STRATEGIES IN LONG DISTANCE

     Stabilize Rate

     Diversify Revenues

     Increase Market Share


                                                               [WORLDCOM LOGO]

STRATEGIES IN LOCAL

     Measured Investment in State Entry Capabilities

     Employ Defensively to Preserve Long Distance Profits

     Pursue Profitable State Entry Plan


                                                               [WORLDCOM LOGO]

NEW YORK EXPERIENCE

     MCI WorldCom Entered Local Market in 2Q99

     Verizon Entered Long Distance Market in 1Q00

     Unbundled Network Element Platform Entry Approach



                                                               [WORLDCOM LOGO]

FIRST STATE: NEW YORK

     NYLD                                     NY Local
     Customers                                Customers

     1.4                                 450
          5% Share                       400
     1.2  Gain                           350
                                         300  7% Share
     1.0                                 250  Gain
                                         200
     0.8                                 150  [Graphic - Chart]
                                         100
     0.6                                  50
                                           0
     0.4                                      1/99 12/99     9/00

     0.2       [Graphic - Chart]

     0.0
          1/99 12/99      9/00



                                                               [WORLDCOM LOGO]

STRATEGIES IN WHOLESALE, INTERNET DIAL & ALTERNATE CHANNELS

     Prioritize Cash Flow Over Revenue

     Restructure Unprofitable Accounts

     Recognize Pricing Opportunities

     Pursue Operating Efficiencies



                                                               [WORLDCOM LOGO]

                                [WORLDCOM LOGO]

                                      MCI

                             The Priority is Cash